

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

William E. Fuller
President and Chief Executive Officer
U.S. Xpress Enterprises, Inc.
4080 Jenkins Road
Chattanooga, Tennessee 37421

> **Re: U.S. Xpress Enterprises, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2023**
> **File No. 001-38528**

Dear William E. Fuller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Erik Belenky